UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 8)

and

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

CRUCELL N.V.
(Name of Subject Company (Issuer))

JJC ACQUISITION COMPANY B.V.
(Offeror)
A Wholly-Owned Subsidiary of

CILAG HOLDING AG
(Offeror)
A Wholly-Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

ORDINARY SHARES, €0.24 NOMINAL VALUE,
and AMERICAN DEPOSITARY SHARES,
EACH OF WHICH REPRESENTS ONE ORDINARY SHARE
(Title of Class of Securities)

N23473106 (Ordinary Shares)
228769105 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,380,424,487.98	$276,367.28

(1)
Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the value of the total number of Crucell N.V. ordinary shares, nominal value €0.24 per share, and Crucell N.V. American depositary shares, each of which represents one Crucell N.V. ordinary share, to be acquired by JJC Acquisition Company B.V. upon consummation of the offer if all such Crucell N.V. ordinary shares and American depositary shares are acquired in the offer and based on the offer price of €24.75 and the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on January 21, 2011, which was $1.3581 per €1.00.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .00011610.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$176,684.64	Filing Party:	JJC Acquisition Company B.V./
			Johnson & Johnson
Form of Registration No.:	Schedule TO	Date Filed:	November 12, 2010

Amount Previously Paid:	$99,682.64	Filing Party:	JJC Acquisition Company B.V./
			Cilag Holding AG/
			Johnson & Johnson
Form of Registration No.:	Schedule TO	Date Filed:	January 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☑	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. N23473 10 6

(1)	NAMES OF REPORTING PERSONS Johnson & Johnson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 22-1024240
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( ) (b) ( )
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)( )
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 84,438,997(1)
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 84,438,997(1)
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,438,997(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.1%(1)(2)
(14)	TYPE OF REPORTING PERSON CO

(1) JHC Nederland B.V. owns 14,626,984 shares and JJC Acquisition Company B.V., the subsidiary formed for the purpose of making the Offer and an indirect wholly owned subsidiary of Johnson & Johnson, owns the remaining 69,812,013 shares.

(2) Based on the total number of 88,744,215 issued and outstanding Ordinary Shares of Crucell, including all outstanding ADSs, on a fully diluted basis, as of February 18, 2011.

Amendment No. 8 to Schedule TO and Amendment No. 4 to Schedule 13D

This Amendment No. 8 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 12, 2010 (together with any amendments and supplements hereto, this “Schedule TO”) and is filed by (i) JJC Acquisition Company B.V., a private company with limited liability incorporated under the laws of the Netherlands (the “Offeror”) and a wholly-owned direct subsidiary of Cilag Holding AG, a Swiss corporation and an indirect wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), (ii) Cilag Holding AG and (iii) Parent.  This Schedule TO relates to the third party tender offer by the Offeror to purchase all of the issued and outstanding ordinary shares, nominal value €0.24 per share (the “Ordinary Shares”), of Crucell N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), and all of the outstanding American depositary shares of the Company (“ADSs”), each of which represents one Ordinary Share, upon the terms and subject to the conditions and restrictions set forth in the offer document dated December 8, 2010 (the “Offer Document”) and in the related ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(E), respectively.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer Document.

Items 1 through 9 and 11 of the Schedule TO and Item 5 of the Schedule 13D.

Items 1 through 9 and 11 of the Schedule TO and Item 5 of the Schedule 13D are hereby amended and supplemented as follows:

On February 22, 2011, Parent issued a joint press release with the Company announcing that the Offer was declared unconditional and the commencement of a Subsequent Offering Period.

The Acceptance Period ended at 17:45 hours Dutch time (11:45 a.m. New York time) on February 16, 2011, in accordance with the terms of the Offer Document and article 15 of the Decree.  The Offer was not extended.  Based on the information provided by the Settlement Agents to Parent, 84,438,997 Ordinary Shares were tendered for acceptance pursuant to the Offer and not withdrawn prior to the Acceptance Closing Time (of which 12,693,577 are represented by ADSs), representing, when taken together with Shares held by the Johnson & Johnson Group at such time and the Shares underlying Options to be acquired by the Offeror as set out in Section 7.11 of the Offer Document, approximately 95.15% of the issued share capital of the Company held by others than the Company and its Affiliates at the Acceptance Closing Date, on a fully diluted basis.  The U.S. Settlement Agent has advised Parent that, as of 11:45 a.m. New York time (17:45 hours Dutch time) on February 22, 2011, 81,380 of the ADSs tendered that had remained subject to the guaranteed delivery procedures described in Section 6.3.3 of the Offer Document were not accepted for payment because the guaranteed delivery procedures were not satisfied. The Offeror acquired the Options and subsequently exercised such Options, thereby acquiring the corresponding Shares.   The Offeror has accepted for payment all Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered, and not validly withdrawn, subject to the conditions and restrictions of the Offer.

As contemplated by the Offer Document, and in accordance with article 17 of the Decree and in accordance with Rule 14d-11 under the Exchange Act, the Offeror announced a Subsequent Offering Period to enable Shareholders that did not tender their Shares during the Acceptance Period to tender their Shares under the same terms and conditions applicable to the Offer.  The Subsequent Offering Period will commence at 9:00 hours Dutch time (3:00 p.m. New York time), on February 23, 2011, and will expire at 17:45 hours Dutch time (11:45 a.m. New York time) on March 8, 2011.  The Offeror will accept any Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered during the Subsequent Offering Period and will pay for such Shares promptly and, in any event, within three Business days of the Shares being tendered.  The consideration paid during the Subsequent Offering Period will be the same consideration offered during the Acceptance Period.  During the Subsequent Offering Period, Shares cannot be delivered by guaranteed delivery procedures, and no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period nor will withdrawal rights apply to Shares tendered during the Acceptance Period and accepted for Settlement.  No Proxies will be solicited from Shareholders that tender Shares in the Subsequent Offering Period.

As the Offeror together with its Affiliates will hold 95% or more of the Shares (excluding Shares held by Crucell or its Affiliates) upon the Settlement Date, the Offeror intends, as contemplated by Section 7.15.2 of the Offer Document, to acquire the remaining Shares not tendered by means of buy-out proceedings in accordance with article 2:92a or 2:201a of the DCC or takeover buy-out proceedings in accordance with article 2:359c of the DCC, to be initiated as soon as reasonably practicable under applicable rules and regulations.

The joint press release issued by Parent and the Company on February 22, 2011 (at approximately 8:00 hours Dutch time and 2:00 a.m. New York time) announcing that the Offer was declared unconditional and the commencement of the Subsequent Offering Period is filed as Exhibit (a)(5)(M) hereto and is incorporated herein by reference.

Item 12 of the Schedule TO.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(M)     Joint Press Release issued by Johnson & Johnson and Crucell N.V. on February 22, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2011

JJC ACQUISITION COMPANY B.V.

By:	/s/ Henno Meijerink
Name: Henno Meijerink
Title: Director

CILAG HOLDING AG

By:	/s/ Heinz Schmid
Name: Heinz Schmid
Title: Director

By:	/s/ Pascal Hoorn
Name: Pascal Hoorn
Title: Director

JOHNSON & JOHNSON

By:	/s/ Douglas Chia
Name: Douglas Chia
Title: Secretary

Signature Page

Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)*	Offer Document, dated December 8, 2010.
(a)(1)(B)*	Form of Tender and Proxy Form and Deed of Transfer of Crucell N.V. Registered Ordinary Shares (for use with respect to Ordinary Shares).
(a)(1)(C)*	Form of Memorandum to Global Custodians and Back Offices of Institutional Holders of Ordinary Shares (for use with respect to Ordinary Shares).
(a)(1)(D)*	Form of Cover Letter to Retail Holders of Ordinary Shares (for use with respect to Ordinary Shares).
(a)(1)(E)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (for use with respect to ADSs).
(a)(1)(F)*	Form of Notice of Guaranteed Delivery (for use with respect to ADSs).
(a)(1)(G)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (for use with respect to ADSs).
(a)(1)(H)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (for use with respect to ADSs).
(a)(5)(A)*	Form of summary newspaper advertisement, dated December 8, 2010.
(a)(5)(B)*
Joint Press Release issued by Johnson & Johnson and Crucell N.V. on September 17, 2010, incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(a)(5)(C)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on October 6, 2010.
(a)(5)(D)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on October 29, 2010.
(a)(5)(E)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on November 30, 2010.
(a)(5)(F)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on December 8, 2010.
(a)(5)(G)*	Slides from extraordinary general meeting of Shareholders 2010, dated December 10, 2010.
(a)(5)(H)*	English translation of transcript of remarks made by Paul Stoffels at extraordinary general meeting of Shareholders 2010, dated December 10, 2010.
(a)(5)(I)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on January 28, 2011.
(a)(5)(J)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on February 8, 2011.
(a)(5)(K)*	Form of summary newspaper advertisement, dated February 8, 2011.
(a)(5)(L)*	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on February 17, 2011.
(a)(5)(M)	Joint Press Release issued by Johnson & Johnson and Crucell N.V. on February 22, 2011.
(b)	Not applicable.
(d)(1)*
Equity Purchase Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009,  incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(2)*
Shareholder Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009, incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(3)*
Registration Rights Agreement between JHC Nederland B.V. and Crucell N.V., dated as of September 28, 2009, incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by Johnson & Johnson on September 17, 2010.

(d)(4)*
Merger Agreement between Cilag Holding AG and Crucell N.V., dated as of October 6, 2010, incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by Johnson & Johnson on October 7, 2010.

(d)(5)*
Form of Irrevocable Undertaking between Johnson & Johnson and Management and Supervisory Board Members of Crucell N.V., incorporated herein by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed by Johnson & Johnson on October 7, 2010.

(d)(6)*
Supplementary Addendum to Merger Agreement between Cilag Holding AG and Crucell N.V., dated as of November 30, 2010, incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed by Johnson & Johnson on December 1, 2010.

(d)(7)*
Assignment Agreement between Cilag Holding AG, JJC Acquisition Company B.V. and Crucell N.V., dated as of December 6, 2010, incorporated herein by reference to Exhibit 1 to Amendment No. 3 to the Schedule 13D filed by Johnson & Johnson on December 6, 2010.

(g)	Not applicable.
(h)	Not applicable.
* Previously filed.